Exhibit 4.2

Description of the Registrant’s Securities Registered Pursuant to
Section 12 of the Securities and Exchange Act of 1934, as amended

The common stock, par value $0.01 per share (“Common Stock”), of Boston Properties, Inc. (“BXP”) and the depositary shares each representing 1/100th of a share of the 5.25% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Depositary Shares”), are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The common units of limited partnership interest (“Common OP Units”) of Boston Properties Limited Partnership (“BPLP”) are registered pursuant to Section 12(g) of the Exchange Act.

The following description of the Common Stock, the Depositary Shares and the Common OP Units sets forth certain general terms and provisions of each class of securities. These descriptions are in all respects subject to and qualified in their entirety by, and should be read in conjunction with, all applicable provisions of the Amended and Restated Certificate of Incorporation of Boston Properties, Inc., as further amended and supplemented (the “Charter”), the Third Amended and Restated By-laws of Boston Properties, Inc. (the “By-laws”), the Master Deposit Agreement (as defined herein) and the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, as further amended (the “Limited Partnership Agreement”), each of which is incorporated herein by reference and copies of which are incorporated by reference as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and the Delaware Revised Uniform Limited Partnership Act.

General

BXP’s Charter provides that it may issue up to 250,000,000 shares of Common Stock, up to 50,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), and up to 150,000,000 shares of excess stock, par value $0.01 per share (“Excess Stock”).

Common Stock

Subject to the provisions of BXP’s Charter regarding Excess Stock, all shares of BXP’s Common Stock have equal dividend, distribution, liquidation and other rights. BXP’s board of directors must approve the amount of stock BXP sells and the price for which it is sold.

Dividend Rights

Subject to the preferential rights of any other shares of BXP’s stock and the provisions of BXP’s Charter regarding Excess Stock, holders of BXP’s Common Stock may receive dividends out of assets that BXP can legally use to pay dividends when and if they are authorized and declared by BXP’s board of directors.

Voting Rights

Subject to the rights of any other shares of BXP’s stock and the provisions of BXP’s Charter regarding Excess Stock, holders of BXP’s Common Stock will have the exclusive power to vote on all matters presented to BXP’s stockholders, including the election of directors, except as otherwise provided by Delaware law. Holders of BXP’s Common Stock are entitled to one vote per share.

See “Important Provisions of Delaware Law, BXP’s Charter and By-laws and Other Governance Documents—Board of Directors” below for more information.

Distributions on Liquidation

In the event of BXP’s liquidation, dissolution or winding up, each holder of BXP’s Common Stock will share in the same proportion as other holders of BXP’s Common Stock out of assets that BXP can legally use to pay distributions after BXP pays or makes adequate provision for all of its known debts and liabilities.

Other Rights

All shares of BXP’s Common Stock have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. BXP’s Common Stock does not have any redemption or sinking fund provisions or any conversion rights. Holders of BXP’s Common Stock do not have any preferential rights or preemptive rights to buy or subscribe for capital stock or other securities that BXP may issue.

Restrictions on Ownership

For BXP to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), no more than 50% in value of BXP’s outstanding stock may be owned, actually or constructively, by five or fewer individuals during the last half of a taxable year. To assist BXP in meeting this requirement, it may take actions including the automatic conversion of shares in excess of this ownership restriction into Excess Stock to limit the ownership of the outstanding equity securities of BXP, actually or constructively, by one person or entity. See “Limits on Ownership of BXP’s Capital Stock” below for more information.

Transfer Agent

The transfer agent and registrar for BXP’s Common Stock is Computershare Trust Company, N.A.

Stock Exchange Listing

BXP’s Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BXP.”

Relationship to Preferred Stock

BXP may issue Preferred Stock from time to time, in one or more series, as authorized by its board of directors. Prior to the issuance of shares of each series, BXP’s board of directors is required by the DGCL and its Charter to fix for each series, subject to the provisions of the Charter regarding Excess Stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Delaware law.

BXP’s board of directors could authorize the issuance of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of BXP’s Common Stock might believe to be in their best interests or in which holders of some, or a majority, of BXP’s Common Stock might receive a premium for their shares over the then market price of BXP’s Common Stock.

As of the date of the Annual Report with which this Exhibit 4.2 is filed, BXP’s 5.25% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), issued in connection with the Depositary Shares is the only series of Preferred Stock outstanding. For further discussion of the Series B Preferred Stock, please refer to the section entitled “Depositary Shares” below.

Depositary Shares

General

Each Depositary Share represents 1/100th of a share of BXP’s Series B Preferred Stock. Pursuant to a Certificate of Designations filed with the Secretary of State of the State of Delaware (the “Certificate of Designations”), BXP classified 92,000 shares of its authorized but unissued shares of Preferred Stock as Series B Preferred Stock. The Series B Preferred Stock was deposited with Computershare Trust Company, N.A. (the “Depositary”) under a Master Deposit Agreement among BXP, the Depositary and the holders from time to time of the Depositary Shares (the “Master Deposit Agreement”). The Depositary Shares are governed by and subject to the terms of the Master Deposit Agreement.

The Series B Preferred Stock represented by the Depositary Shares is not listed on the NYSE but its terms are described below as, in general, each Depositary Share represents and entitles its holder to proportional rights and preferences

(including dividends, voting, redemption and liquidation rights and preferences) as if such holder held 1/100th of a share of the Series B Preferred Stock.

Ranking

The Series B Preferred Stock shall, with respect to dividend rights and rights upon BXP’s voluntary or involuntary liquidation, dissolution or winding up, rank:

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senior to all classes or series of BXP’s Common Stock and all classes or series of BXP’s capital stock now or hereafter authorized, issued or outstanding expressly designated as ranking junior to the Series B Preferred Stock;

•	on parity with any class or series of BXP’s capital stock expressly designated as ranking on parity with the Series B Preferred Stock; and

•	junior to any class or series of BXP’s capital stock expressly designated as ranking senior to the Series B Preferred Stock.

The term “capital stock” does not include convertible or exchangeable debt securities, which will rank senior to the Series B Preferred Stock prior to any conversion or exchange. The Series B Preferred Stock will also rank junior in right of payment to BXP’s other existing and future debt obligations.

Dividends and Distributions

Holders of the Depositary Shares representing the Series B Preferred Stock are entitled to receive, when, as and if declared by BXP’s board of directors (or a duly authorized committee thereof), cumulative preferential cash dividends at the rate of 5.25% per annum of the $25.00 liquidation preference per share of the Depositary Shares (equivalent to a fixed annual amount of $1.3125 per Depositary Share). Such dividends are payable quarterly in arrears on the fifteenth day of each February, May, August and November (or, if not a business day, the next succeeding business day).

Whenever the Depositary receives any cash dividend, other cash distribution or any distribution other than cash, rights, preferences or privileges on the Series B Preferred Stock, the Depositary will distribute to record holders of the Depositary Shares such amounts of such dividend, distribution, securities or property, as applicable, as are, as nearly as practicable, in proportion to the respective numbers of Depositary Shares held by such holders on the relevant record date, which will be the same date as the record date fixed by BXP for the Series B Preferred Stock; provided, however, that the amount made available for distribution or distributed in respect of the Depositary Shares may be reduced on account of taxes or as otherwise required by law, regulation or court process. Further, if for any reason the Depositary, after consultation with BXP, deems a distribution of securities or property not to be feasible, the Depositary may, with BXP’s approval, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at a public or a private sale) of the securities or property thus received, or any part thereof, at any place or places and upon such terms as it may deem equitable and appropriate, and will distribute the net proceeds from such sale to such holders of the Depositary Shares.

Subject to the preferential rights of the holders of any class or series of BXP’s capital stock ranking senior to the Series B Preferred Stock as to dividends, the holders of shares of the Series B Preferred Stock are entitled to receive, when, as and if declared by BXP’s board of directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 5.25% per annum of the $2,500 liquidation preference per share of the Series B Preferred Stock (equivalent to a fixed annual amount of $131.25 per share of the Series B Preferred Stock).

Dividends on the Series B Preferred Stock will accrue whether or not BXP has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series B Preferred Stock will accumulate as of the date on which they first become payable.

Except as provided below, unless full cumulative dividends on the Series B Preferred Stock for all past dividend periods that have ended shall have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for such payment, BXP will not:

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declare and pay or declare and set apart for payment of dividends, and will not declare and make any distribution of cash or other property, directly or indirectly, on or with respect to any shares of BXP’s Common Stock or shares of any other class or series of its capital stock ranking, as to dividends, on parity with or junior to the Series B Preferred Stock, for any period; or

•
redeem, purchase or otherwise acquire for any consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, or pay or make available any monies for a sinking fund for the redemption of, any of BXP’s Common Stock or shares of any other class or series of its capital stock ranking, as to dividends and upon liquidation, on parity with or junior to the Series B Preferred Stock.

The foregoing sentence, however, will not prohibit:

•	dividends payable solely in BXP’s Common Stock or in shares of any other class or series of its capital stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation;

•	the conversion into or exchange for other shares of any class or series of its capital stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation;

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the redemption, purchase or acquisition of shares of any class or series of its capital stock made for the purposes of and in compliance with requirements of an employee incentive, benefit or share purchase plan of BXP or any subsidiary;

•	other acquisitions of shares of BXP’s capital stock pursuant to provisions of BXP’s Charter; and

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BXP’s purchase or acquisition of shares of any other class or series of its capital stock ranking on parity with the Series B Preferred Stock as to payment of dividends and upon liquidation pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock.

When BXP does not pay dividends in full (and does not set apart a sum sufficient for such full payment) on the Series B Preferred Stock and the shares of any other class or series of its capital stock ranking, as to dividends, on parity with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the Series B Preferred Stock shall be declared pro rata, so that the amount of dividends declared per share of Series B Preferred Stock and such other class or series of capital stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other class or series of BXP’s capital stock (which will not include any accrual in respect of unpaid dividends on such other class or series of BXP’s capital stock for prior dividend periods if such other class or series of BXP’s capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears.

Holders of shares of Series B Preferred Stock are not entitled to any dividend, whether payable in cash, property or shares of BXP’s capital stock, in excess of full cumulative dividends on the Series B Preferred Stock as described above. Any dividend payment made on the Series B Preferred Stock will first be credited against the earliest accrued but unpaid dividends due with respect to such shares which remain payable.

Liquidation Preference

Upon BXP’s voluntary or involuntary liquidation, dissolution or winding up, the holders of each Depositary Share will be entitled to a liquidation preference equivalent to $25.00 per Depositary Share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) up to, but excluding, the date of payment.

Upon BXP’s voluntary or involuntary liquidation, dissolution or winding up, before any distribution or payment shall be made to holders of shares of BXP’s Common Stock or any other class or series of its capital stock ranking, as to rights upon BXP’s voluntary or involuntary liquidation, dissolution or winding up, junior to the Series B Preferred Stock, the holders of shares of Series B Preferred Stock will be entitled to be paid out of BXP’s assets legally available for distribution to stockholders of BXP, after payment of or provision for its debts and other liabilities, a liquidation preference of $2,500 per share of Series B Preferred Stock (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid dividends (whether or not declared) up to, but excluding, the date of payment. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding up, BXP’s available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on all shares of other classes or series of BXP’s capital stock ranking, as to liquidation rights, on parity with the Series B Preferred Stock in the distribution of assets, then the holders of the Series B Preferred Stock and the holders of shares of each such other class or series of BXP’s capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series B Preferred Stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Redemption

On and after March 27, 2018, BXP, at its option, may redeem the Series B Preferred Stock (and cause the redemption of the Depositary Shares) for a cash redemption price of $2,500 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid dividends (whether or not declared) thereon up to but excluding the date fixed for redemption, without interest, to the extent BXP has funds legally available therefor.

Whenever BXP elects to redeem the Series B Preferred Stock, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing such Series B Preferred Stock to be so redeemed.

If fewer than all of the outstanding shares of the Series B Preferred Stock and Depositary Shares are to be redeemed, the shares of Series B Preferred Stock and Depositary Shares to be redeemed shall be redeemed pro rata, by lot, or by any other equitable method that BXP determines.

Unless full cumulative dividends on the Series B Preferred Stock for all past dividend periods that have ended have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for payment, no shares of Series B Preferred Stock will be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed and BXP will not purchase or otherwise acquire, directly or indirectly, any shares of Series B Preferred Stock (except by conversion into or in exchange for shares of BXP’s capital stock ranking, as to dividends and upon liquidation, junior to the Series B Preferred Stock); provided, however, that BXP may purchase Series B Preferred Stock in accordance with the Certificate of Designations in order to ensure that it remains qualified as a REIT for United States federal income tax purposes and may purchase or acquire Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock.

No Maturity or Sinking Fund; No Preemptive Rights

The Series B Preferred Stock and the Depositary Shares have no maturity date, and no sinking fund has been established for the retirement or redemption of the Series B Preferred Stock. Accordingly, the Series B Preferred Stock and the Depositary Shares will remain outstanding indefinitely unless BXP decides, at its option, to redeem the Series B Preferred Stock (and cause the redemption of the Depositary Shares). The Series B Preferred Stock will not be entitled to any preemptive rights.

Voting Rights

Holders of the Depositary Shares representing the Series B Preferred Stock generally have no voting rights, except as described below. Whenever dividends on the Series B Preferred Stock are in arrears for six or more consecutive or non-consecutive quarterly periods, the holders of the Depositary Shares (voting together as a single class with all other classes or series of BXP’s Preferred Stock upon which like voting rights have been conferred and are exercisable, if any) will be entitled to vote for the election of a total of two additional directors to serve on BXP’s board of directors, until BXP pays, or declares and sets aside for payment, all dividends accumulated on the Series B Preferred Stock and such other Preferred Stock. In addition, the holders of the Depositary Shares will have voting rights in connection with the authorization or issuance of senior preferred stock or amendments to BXP’s Charter or the terms of the Series B Preferred Stock or the Depositary Shares that materially and adversely affect the rights of the Series B Preferred Stock or the Depositary Shares.

Withdrawal of Series B Preferred Stock

Any holder of Depositary Shares representing any number of whole shares of Series B Preferred Stock may (unless such Depositary Shares have previously been called for redemption) withdraw the Series B Preferred Stock and all money and other property, if any, represented thereby in accordance with the Master Deposit Agreement and pay any unpaid amount due to the Depositary. Thereafter, without unreasonable delay, the Depositary shall deliver to such holder or to the person or persons designated by such holder, the number of whole shares of Series B Preferred Stock and all money and other property, if any, represented by the Depositary Shares so surrendered for withdrawal. Holders of such whole shares of Series B Preferred Stock will not thereafter be entitled to deposit such Series B Preferred Stock hereunder or to receive Depositary Shares therefor.

Transfer in Trust

If an event occurs as a result of which the Certificate of Designations provides that shares of Series B Preferred Stock are to be automatically transferred to a trust, then (i) immediately prior to such transfer, Depositary Shares corresponding to such shares of the Series B Preferred Stock shall be automatically transferred to a separate trust and all provisions of the Certificate of Designations relating to a trust holding shares of Series B Preferred Stock, the shares of Series B Preferred Stock so held and the rights and obligations of all other persons with respect to such shares of Series B Preferred Stock (including any person who, but for such provisions, would beneficially own or constructively own (as such terms are defined in BXP’s Charter) such shares of Series B Preferred Stock) shall apply in the same manner to such separate trust holding the Depositary Shares, the Depositary Shares so held and the rights and obligations of all other persons with respect to such Depositary Shares and (ii) shares of Series B Preferred Stock shall not be automatically transferred to a trust unless required by the Certificate of Designations after giving effect to such automatic transfer of the Depositary Shares to a separate trust.

Amendment and Termination of the Master Deposit Agreement

Any provision of the Master Deposit Agreement may at any time and from time to time be amended by agreement between BXP and the Depositary in any respect that they may deem necessary or desirable; provided, however, that no such amendment (other than any changes in the fees of any Depositary or the Registrar (as defined in the Master Deposit Agreement), which shall go into effect not sooner than three months after notice thereof to the holders of the Depositary Shares) that materially adversely alters the rights of holders of Depositary Shares shall be effective unless such amendment shall have been approved by the holders of at least two-thirds of the Depositary Shares. Notwithstanding the foregoing, in no event may any amendment impair the right of any holder of any Depositary Shares, upon surrender of such Depositary Shares and subject to any conditions specified in the Master Deposit Agreement, to receive Series B Preferred Stock and any money or other property represented thereby, except in order to comply with mandatory provisions of applicable law.

The Master Deposit Agreement may be terminated by BXP at any time upon not less than 60 days’ prior written notice to the Depositary, in which case, on a date that is not later than 30 days after the date of such notice, the Depositary will deliver or make available for delivery to holders of Depositary Shares, such number of whole or fractional shares as are represented by such Depositary Shares.

Charges of Depositary

BXP will pay all transfer and other taxes and governmental charges arising solely from the existence of the Master Deposit Agreement, except such charges as are expressly provided in the Master Deposit Agreement to be at the expense of holders of Depositary Shares.

Resignation and Removal of Depositary

The Depositary may resign at any time by delivering to BXP notice of its election to do so, and BXP may at any time remove the Depositary by delivering to the Depositary notice of such removal, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Restrictions on Ownership and Transfer

For BXP to qualify as a REIT under the Code, no more than 50% in value of BXP’s outstanding stock may be owned, actually or constructively, by five or fewer individuals during the last half of a taxable year. To assist BXP in meeting this requirement, it may take actions including the automatic conversion of shares in excess of this ownership restriction into Excess Stock to limit the ownership of the outstanding equity securities of BXP, actually or constructively, by one person or entity. See “Limits on Ownership of BXP’s Capital Stock” below for more information.

Depositary and Registrar

The Depositary and Registrar for the Depositary Shares is Computershare Trust Company, N.A.

Stock Exchange Listing

The Depositary Shares are listed on the NYSE under the symbol “BXP PRB.”

Limits on Ownership of BXP’s Capital Stock

Ownership Limits

For BXP to qualify as a REIT under the Code, among other things, not more than 50% in value of BXP’s outstanding stock may be owned, actually or constructively, by five or fewer individuals during the last half of a taxable year, and BXP’s outstanding stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In order to protect BXP against the risk of losing its status as a REIT and to otherwise protect it from the consequences of a concentration of ownership among its stockholders, its Charter provides that generally no holder may beneficially own more than 6.6% of any class or series of its stock. Under BXP’s Charter, a person generally “beneficially owns” shares if:

•	the person has direct ownership of the shares;

•	the person has indirect ownership of the shares taking into account the constructive ownership rules of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code; or

•	the person would be deemed to beneficially own the shares pursuant to Rule 13d-3 under the Exchange Act.

BXP’s Charter provides two exceptions to the 6.6% ownership limit:

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15% Related Party Ownership Limit: BXP’s Charter provides that Mr. Mortimer B. Zuckerman, together with his heirs, legatees and devisees, and any other person who beneficially owns shares of BXP’s stock that are also deemed to be beneficially owned by Mr. Zuckerman or his heirs, legatees or devisees, are subject to an aggregate ownership limit with respect to each class or series of BXP’s stock of 15%. The heirs, legatees and devisees of Mr. Edward H. Linde, and any other person who beneficially owns shares of BXP’s stock that are also deemed to be beneficially owned by Mr. E. Linde’s heirs, legatees or devisees, are subject to an aggregate ownership limit with respect to each class or series of BXP’s stock of 15%.

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15% Look-Through Entity Ownership Limit: Trusts described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, as modified by Section 856(h)(3) of the Code, and entities registered under the Investment Company Act of 1940 are subject to an ownership limit of 15%. These types of entities are among the entities that are not treated as stockholders under the requirement that not more than 50% in value of BXP’s outstanding stock be owned by five or fewer individuals during the last half of a taxable year other than BXP’s first year. Rather, the beneficial owners of these entities will be counted as stockholders for this purpose.

Additionally, BXP’s board of directors may, in its sole discretion, waive the foregoing ownership limits if evidence satisfactory to the board of directors is presented that the changes in ownership will not jeopardize BXP’s status as a REIT and the board of directors otherwise determines that such action is in the best interests of BXP.

These ownership limitations may have the effect of precluding the acquisition of control of BXP.

Shares in Excess of Ownership Limits

Purported transfers of BXP’s stock or beneficial ownership of BXP’s stock that would result in:

•	any person violating the ownership limit applicable to that person;

•	BXP’s stock being beneficially owned by fewer than 100 persons;

•	BXP being “closely held” within the meaning of Section 856(h) of the Code; or

•	BXP constructively owning 10% or more of one of its tenants,

shall be null and void and of no effect with respect to the number of shares of stock that would cause such result. These shares will be converted automatically into an equal number of shares of BXP’s Excess Stock that will be transferred by operation of law to a trust for the benefit of a qualified charitable organization selected by BXP. Additionally, events other than purported transfers that would result in the occurrence of any of the events described above will result in a number of shares of stock sufficient to prevent the occurrence of such event converting into an equal number of shares of BXP’s Excess Stock and being transferred to the trust. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the Excess Stock to a person who could own the shares without violating the applicable limits and distribute to the original transferee-stockholder an amount equal to the lesser of:

•	the proceeds of the sale; or

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the price paid by the original transferee-owner for the shares of stock that converted into Excess Stock in the purported transfer that triggered such conversion or, if the event that triggered the conversion of shares into Excess Stock was a gift or an event other than a transfer, the market price of the shares of BXP’s stock that converted into Excess Stock on the date of such event, which will be determined in the manner set forth in BXP’s Charter.

All dividends and other distributions received with respect to the Excess Stock prior to their sale by the trust and any proceeds from the sale by the trust in excess of the amount distributable to the original transferee-owner will be distributed to the beneficiary of the trust.

The foregoing restrictions will not apply if BXP’s board of directors determines that it is no longer in the best interests of BXP to attempt to, or to continue to, qualify as a REIT.

Right to Purchase Excess Stock

In addition to the foregoing transfer restrictions, BXP has the right, for a period of 90 days during the time any shares of Excess Stock are held by the trust, to purchase all or any portion of these shares for the lesser of:

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the price paid by the original transferee-owner for the shares of BXP’s stock that converted into Excess Stock in the purported transfer that triggered such conversion or, if the event that triggered the conversion of shares into Excess Stock was a gift or an event other than a transfer, the market price of the shares of BXP’s stock that converted into Excess Stock on the date of such event, which will be determined in the manner set forth in BXP’s Charter; or

•	the market price of BXP’s stock on the date BXP exercises its option to purchase, which will be determined in the manner set forth in BXP’s Charter.

The 90-day period begins on the date of the purported transfer or other event that resulted in the conversion of shares into Excess Stock if the original transferee-stockholder gives BXP notice of such event or, if no notice is given, the date on which BXP’s board of directors determines that such event has occurred.

Disclosure of Stock Ownership by the Stockholders of BXP

Each of the stockholders of BXP will be required to disclose to BXP upon demand in writing any information that BXP may request to determine its status as a REIT and ensure compliance with the ownership limits.

Important Provisions of Delaware Law, BXP’s Charter and By-laws and Other Governance Documents

Business Combinations with Interested Stockholders under Delaware Law
Section 203 of the DGCL prevents a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

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the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or after the date on which the person became an interested stockholder, the business combination is approved by the board of directors and the holders of at least two-thirds of the voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.

As defined in Section 203, the term “interested stockholder” is generally (1) a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock or (2) a person who is an affiliate or associate of the corporation and was, together with affiliates and associates, the owner of 15% or more of a corporation’s outstanding voting stock within the past three years. As defined in Section 203, a “business combination” includes mergers, consolidations, stock and assets sales and other transactions with the interested stockholder.

The provisions of Section 203 may have the effect of delaying, deferring or preventing a change of control of BXP.

Amendment of BXP’s Charter and By-laws

Amendments to BXP’s Charter must be approved by the affirmative vote of more than 75% of the directors then in office and generally by the vote of a majority of the votes entitled to be cast at a meeting of BXP’s stockholders. However, the affirmative vote of not less than 75% of BXP’s outstanding shares entitled to vote thereon, voting together as a single class, and the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon, is required for amendments dealing with fundamental governance provisions of BXP’s Charter, including provisions relating to:

•	stockholder action;

•	the powers, election of, removal of and terms of directors;

•	limitation of liability; and

•	amendment of BXP’s Charter or By-laws.

Unless otherwise required by law, BXP’s board of directors may amend BXP’s By-laws by a majority vote of the directors of BXP then in office. BXP’s By-laws may also be amended at a meeting of stockholders by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to be cast on such amendment, voting together as a single class, if BXP’s board of directors recommends the approval of the amendment. Otherwise, BXP’s By-laws may be amended at a meeting of stockholders by the affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote on such amendment, voting together as a single class.

Approval of Extraordinary Actions

Delaware law generally requires that BXP obtain the approval of a majority of the outstanding shares of BXP’s Common Stock that are entitled to vote before BXP may consolidate or merge with another corporation. However, Delaware law does not require that BXP seek approval of its stockholders to enter into a merger in which BXP is the surviving corporation following the merger if:

•	BXP’s Charter is not amended in any respect by the merger;

•	each share of BXP’s stock outstanding prior to the merger is to be an identical share of stock following the merger; and

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any shares of BXP’s Common Stock (together with any other securities convertible into shares of BXP’s Common Stock) to be issued or delivered as a result of the merger represent in the aggregate no more than 20% of the number of shares of BXP’s Common Stock outstanding immediately prior to the merger.

Meetings of Stockholders

Under BXP’s By-laws, BXP will hold annual meetings of its stockholders at a date and time as determined by BXP’s board of directors, Chairman, Chief Executive Officer or President of BXP. BXP’s By-laws require advance notice for the stockholders of BXP to make nominations of candidates for BXP’s board of directors or bring other business before an annual meeting of the stockholders of BXP. Only BXP’s board of directors can call special meetings of the stockholders of BXP and any special meeting is restricted to considering and acting upon matters set forth in the notice of that special meeting.

Proxy Access

BXP’s By-laws include proxy access provisions that permit a stockholder, or group of no more than five stockholders, meeting specified eligibility requirements, to include director nominees in BXP’s proxy materials for annual meetings of its stockholders. In order to be eligible to utilize these proxy access provisions, a stockholder, or group of stockholders, must, among other requirements:

•	have owned shares of BXP’s Common Stock equal to at least 3% of the aggregate of the issued and outstanding shares of BXP’s Common Stock continuously for at least the prior three years;

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represent that such shares were acquired in the ordinary course of business and not with the intent to change or influence control and that such stockholder or group does not presently have such intent; and

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provide a notice requesting the inclusion of director nominees in BXP’s proxy materials and provide other required information to BXP not less than 120 days prior to the anniversary of the date of the proxy statement for the prior year’s annual meeting of stockholders (with adjustments if the date for the upcoming annual meeting of stockholders is more than 30 days before or more than 60 days after the anniversary date of the prior year’s annual meeting).

For purposes of the foregoing requirements, issued and outstanding Common OP Units, other than those owned by BXP, BPLP or any of their directly or indirectly wholly owned subsidiaries and excluding issued and outstanding long term incentive units of BPLP, will be treated as issued and outstanding shares of BXP’s Common Stock as such Common OP Units are generally economically equivalent to, and exchangeable for, shares of BXP’s Common Stock. Additionally, all director nominees submitted through these provisions must be independent and meet specified additional criteria, and stockholders will not be entitled to utilize this proxy access right at an annual meeting if BXP receives notice through its traditional advanced notice by-law provisions that a stockholder intends to nominate a director at such meeting. The maximum number of director nominees that may be submitted pursuant to these provisions may not exceed 25% of the number of directors then in office.

The foregoing proxy access right is subject to additional eligibility, procedural and disclosure requirements set forth in BXP’s By-laws.

Board of Directors

Each director of BXP holds office for a one year term expiring at the next succeeding annual meeting of stockholders, or until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.
BXP’s Charter provides that the affirmative vote of more than 75% of the directors then in office is required to approve fundamental transactions or actions, including:

•	a change of control of BXP or of BPLP;

•	any amendment to BPLP’s Limited Partnership Agreement;

•	any waiver of the limitations on ownership contained in BXP’s Charter;

•	any merger, consolidation or sale of all or substantially all of the assets of BXP or of BPLP;

•	certain issuances of equity securities by BXP (but not including, among others, underwritten public offerings);

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BXP or BPLP making a general assignment for the benefit of creditors or instituting any proceedings in bankruptcy or for the liquidation, dissolution, reorganization or winding up of either entity or consenting to the taking of any of these actions against either entity;

•	any amendment of BXP’s Charter;

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BXP conducting business other than through BPLP or for either of them to engage in any business other than the ownership, construction, development, management and operation of commercial real estate properties; and

•	termination of BXP’s status as a REIT.

There is no cumulative voting in the election of directors of BXP. Generally, all matters to be voted on by stockholders, other than the election of directors, must be approved by a majority of the votes present in person or represented by proxy and entitled to vote at a meeting at which a quorum is present, subject to any voting rights granted to holders of any then outstanding Preferred Stock. In uncontested elections of directors, a majority voting standard will apply pursuant to which, in order for a director nominee to be elected, the votes cast “for” his or her election must exceed the votes cast “against” his or her election. In contested elections of directors, which generally will include any situation in which BXP receives a notice that a stockholder has nominated a person for election to BXP’s board of directors at a meeting of the stockholders that is not withdrawn on or before the tenth day before BXP first mails notice for such meeting to its stockholders, a plurality voting standard will apply.

Exclusive Forum

BXP’s By-laws generally provide that, unless BXP consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (1) any derivative action or proceeding on behalf of BXP, (2) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of BXP to BXP or its stockholders, (3) any action asserting a claim against BXP or any current or former director, officer, employee or stockholder of BXP arising pursuant to any provision of the DGCL or BXP’s Charter or By-laws or (4) any action asserting a claim against BXP or any current or former director, officer, employee or stockholder of BXP governed by the internal affairs doctrine.

Units of Limited Partnership Interest of BPLP

BPLP, a partnership with no publicly traded equity, is the entity through which BXP conducts substantially all of its business and owns, either directly or through subsidiaries, substantially all of its assets. BXP is the sole general partner and also a limited partner of BPLP. As the sole general partner of BPLP, BXP has exclusive control of BPLP’s day-to-day management. Net proceeds from equity offerings by BXP are contributed to the capital of BPLP in exchange for Common OP Units or preferred units of limited partnership interest, as applicable.

Distributions

BPLP’s Limited Partnership Agreement provides that BPLP will distribute all available cash on at least a quarterly basis, in amounts determined by BXP, as the general partner, in its sole discretion, to the limited partners in accordance with their respective percentage interests in BPLP.

Distributions Upon Liquidation

Upon liquidation of BPLP, after payment of, or adequate provision for, BPLP’s debts and obligations, including any partner loans, any of BPLP’s remaining assets will be distributed to all limited partners with positive capital accounts in accordance with their respective positive capital account balances. BPLP’s profit and loss for each fiscal year generally will be allocated among the limited partners in accordance with their respective interest in BPLP. Taxable income and loss will be allocated in the same manner, subject to compliance with the provisions of the Code, sections 704(b) and 704(c) and the Treasury Regulations promulgated thereunder.

Voting Rights

Under BPLP’s Limited Partnership Agreement, limited partners do not have voting rights relating to the operation and management of BPLP, except in connection with matters, as described more fully below, involving amendments to the Limited Partnership Agreement, dissolution of BPLP and the sale or exchange of all or substantially all of BPLP’s assets, including mergers or other combinations. Holders of all classes of preferred units have the right to a separate class vote on any matter that would materially and adversely affect any right, preference, privilege or voting power of the preferred units or their holders.

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Vote Required to Dissolve the Partnership: Under BPLP’s Limited Partnership Agreement and Delaware law, BPLP may be dissolved only upon an election to dissolve by BXP, as general partner, and the affirmative consent of limited partners (including BXP) holding 85% of the Common OP Units.

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Vote Required to Sell Assets or Merge: BXP, as general partner, has agreed in BPLP’s Limited Partnership Agreement not to engage in business combinations unless the limited partners of BPLP other than BXP who hold the remaining Common OP Units receive, or have the opportunity to receive, the same consideration for their partnership interests as holders of BXP’s Common Stock in the transaction. If these limited partners do not receive the same consideration, BXP cannot engage in the transaction unless 75% of these holders of Common OP Units vote to approve the transaction. In addition, BXP has agreed in BPLP’s Limited Partnership Agreement that it will not consummate business combinations in which it received the approval of the stockholders of BXP unless holders of Common OP Units are also allowed to vote and the transaction would have been approved had these holders of Common OP Units been able to vote as stockholders on the transaction. Therefore, if the stockholders of BXP approve a business combination that requires a vote of stockholders, BPLP’s Limited Partnership Agreement requires the following before BXP can consummate the transaction:

o	holders of Common OP Units (including BXP) vote on the matter;

o	BXP must vote its Common OP Units in the same proportion as its stockholders voted on the transaction; and

o	the result of this vote of holders of Common OP Units must be such that had the vote been a vote of stockholders, the business combination would have been approved.

Meetings of the Partners

Meetings of the partners may be called by BXP, as the general partner, and must be called by BXP, as the general partner, upon receipt of a written request by limited partners holding 20% or more of the partnership interests. The notice must state the nature of the business to be transacted, and must be given to all partners not less than seven days nor more than thirty days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Partners can act without a meeting with the written consent of holders of 75% or more of the percentage interests of the partners.

Transferability of Interests

BXP may not transfer any of its general partner interest or withdraw as general partner of BPLP or transfer any of its Common OP Units, except in certain specifically identified types of transactions, including under certain circumstances in the event of a merger, consolidation or sale of all or substantially all of the assets of BXP. Generally, Common OP Units may be transferred without the consent of BXP as general partner. However, as general partner, BXP, in its sole discretion, may or may not consent to the admission as a limited partner any transferee of Common OP Units. If BXP, as general partner, does not consent to the admission of a transferee, the transferee will be an assignee of an economic interest in BPLP but will not be a holder of Common OP Units for any other purpose; accordingly, the assignee will not be permitted to vote on any affairs or issues on which a limited partner may vote.

Issuance of Additional Units

BXP, as general partner, is authorized, in its sole discretion and without limited partner approval, to cause BPLP to issue additional Common OP Units, preferred units and other equity securities of BPLP for any partnership purpose at any time to the limited partners or to other persons on terms established by BXP, as general partner.

Redemption Rights

Pursuant to BPLP’s Limited Partnership Agreement, the limited partners (other than BXP) have redemption rights which, subject to certain limitations, enable them to cause BPLP to redeem each unit of limited partnership interest for cash equal to the market value of a share of BXP’s Common Stock or, at BXP’s election, as general partner, BXP may purchase each unit of limited partnership interest offered for redemption for cash or one share of BXP’s Common Stock. If BXP so elects, its Common Stock will be exchanged for Common OP Units on a one-for-one basis. This one-for-one exchange ratio is subject to specified adjustments to prevent dilution. BXP generally expects that it will elect to issue its Common Stock in connection with each such presentation for redemption rather than having BPLP pay cash. With each such exchange or redemption, BXP’s percentage ownership in BPLP will increase. In addition, whenever BXP issues shares of its Common Stock other than to acquire Common OP Units, BXP must contribute any net proceeds it receives to BPLP and BPLP must issue to BXP an equivalent number of Common OP Units.

Amendment to BPLP’s Limited Partnership Agreement

Amendments to BPLP’s Limited Partnership Agreement may be proposed by BXP, as general partner, or by limited partners holding 20% or more of the partnership interests. Generally, amendments require approval of BXP, as general partner, and the consent of a majority of the holders of Common OP Units. Amendments that would, among other things, convert a limited partner's interest into a general partner's interest, modify the limited liability of any limited partner, alter the interest of any limited partner in profits, losses or distributions, alter or modify the redemption right described herein, or cause the termination of BPLP at a time inconsistent with the terms of BPLP’s Limited Partnership Agreement, must be approved by BXP, as general partner, and each limited partner that would be adversely affected by the amendment.

Relationship to Preferred Units

BPLP’s preferred units have the rights, preferences and other privileges (including the right to convert into BPLP’s Common OP Units) as are set forth in amendments to BPLP’s Limited Partnership Agreement.

As of the date of the Annual Report with which this Exhibit 4.2 is filed, BPLP’s Series B Preferred Units are the only preferred units outstanding. The Series B Preferred Units rank, with respect to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of BPLP, senior to the Common OP Units and long term incentive units of partnership interest in BPLP.

Term

BPLP will continue until December 31, 2095, or until sooner dissolved upon (i) withdrawal of BXP, the general partner (unless the remaining partners elect to continue BPLP), (ii) through December 31, 2055, an election to dissolve BPLP made by BXP, as general partner, with the consent of the limited partners (including BXP) holding 85% of the interests in BPLP, (iii) on or after January 1, 2056, an election to dissolve BPLP made by BXP, as general partner, in its sole and absolute discretion, (iv) entry of a decree of judicial dissolution, (v) the sale of all or substantially all of BPLP’s assets and properties, or (vi) a final and non-appealable judgment ruling BXP, as general partner, bankrupt or insolvent (unless the limited partners elect to continue BPLP prior to the entry of such order or judgment).